MED SPA VACATIONS INC.

745 Silver St.
La Jolla CA  92037

VIA EDGAR CORRESPONDENCE

October 3, 2016

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Med Spa Vacations Inc.

            Registration Statement on Form S-1/A

            Filed: September 29, 2016

            File No. 333-210922

Dear Mr. McWilliams:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Med Spa Vacations Inc. (the “Company”).  We request that the registration statement be made effective as of Thursday, October 6, 2016, at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Med Spa Vacations Inc.

/s/ Blaine Redfern
Blaine Redfern, President